psiron
innovation in bioscience

4th October 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

06017888

Re: Psiron Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Psiron Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Psiron Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9889 1800

Bryan Dulhunty
Executive Chairman

pp. Ara

Marija Petra Araci
Office Manager.

Dlw 10/31

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

psiron
innovation in bioscience

Date: 4th October 2006

ASX Release: Date of Annual Shareholders Meeting

In accordance with *listing rule* 3.13 the Company wishes to advise that the Annual General Meeting of the Company will be held on 23rd November 2006.

Details and timing of the meeting will be set out in the Notice of Meeting which will be distributed to all shareholders on or around 23 October 2006.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com